Chattown.com Network, Inc.
                          268 West 400 South, Suite 300
                           Salt Lake City, Utah 84101

                      -------------------------------------

        INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES
           EXCHANGE ACT OF 1934 AND RULE 14f-1 PROMULGATED THEREUNDER

           NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

                                 March 30, 2000

                      ------------------------------------

         NO VOTE OR OTHER ACTION OF THE SECURITY HOLDERS IS REQUIRED IN
        CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING
         SOLICITED AND YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY

                       -----------------------------------

                                  INTRODUCTION

This Information Statement is being mailed on or about March 30, 2000 to holders of record on March 29, 2000 of the shares of Common Stock, par value $.001 per share (the "Common Stock"), of Chattown.com Network, Inc., a Delaware
corporation (the "Company"). It is being furnished in connection with a Stock Purchase Agreement (the "Stock Purchase Agreement") between the Company and Thomas Clay and Mark Schellenberger, ("Shareholders of VPM") that will result in the 100% purchase of the common stock of Value Plus Marketing, Inc., a Florida corporation ("VPM") in exchange for Twenty Four Million (24,000,000) shares of the Company's Common Stock. Pursuant to the Stock Purchase Agreement, the Company will accept the resignations of Richard Surber and BonnieJean C. Tippetts, two of the members of the Board of Directors, and Thomas Clay and Mark Schellenberger will be appointed as new directors to fill the vacancies created by the resignations. Richard Surber, a current director, may remain on the board after the closing of the Stock Purchase Agreement until the Company's Form 10KSB for the year ended December 31, 1999 is completed and filed with Securities & Exchange Commission. The closing will not occur, and the new directors will not begin their term, until after the expiration of the ten-day period beginning on the later of the date of the filing of this Information Statement with the Securities and Exchange Commission (the "SEC") pursuant to Rule 14f- 1 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or the date of mailing of this Information Statement to the Company's stockholders.

Because of the change in the composition of the Board, there will be a change in control of the Company on the date the new directors referred to above take office.

As of March 29, 2000, the Company had 10,943,565 shares of $.001 par value Common Stock issued and outstanding, the Company's only class of voting securities that would be entitled to vote for directors at a stockholder meeting if one were to be held, each share being entitled to one vote.

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



Please read this Information Statement carefully. It describes the terms of the Stock Purchase Agreement and contains certain biographical and other information concerning the executive officers and directors after the closing of the transactions contemplated by the Stock Purchase Agreement. Additional information about the Company is contained the Company's report on Form 8-K which is expected to be filed with the SEC. The Form 8-K and the accompanying exhibits may be inspected without charge at the public reference section of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549. Copies of this material also may be obtained from the SEC at prescribed rates. The SEC also maintains a website that contains reports, proxy and information statements and other information regarding public companies that file reports with the SEC. Copies of the Form 8-K may be obtained from the SEC's website at http://www.sec.gov after it is filed.

                    INFORMATION WITH RESPECT TO THE COMPANY;
                BACKGROUND OF THE ASSET STOCK PURCHASE AGREEMENT;

                                CHANGE OF CONTROL

On February 17, 2000, the Company entered into a Stock Purchase Agreement ("Stock Purchase Agreement") with Shareholders of VPM. Pursuant to the Stock Purchase Agreement, at closing, the Company shall acquire 100% of the common stock of VPM in exchange for 24,000,000 shares of the Company's Common Stock. The Company is presently authorized to issue 200,000,000 shares of Common Stock with a par value of $.001 of which, 10,943,565 shares are presently issued and outstanding. The Stock Purchase Agreement contemplates that, after the closing, there will be approximately 35,243,565 shares(1) of the Company's Common Stock issued and outstanding.

The Stock Purchase Agreement contemplates that all of the current directors of the Company will resign and that new directors, designated by Thomas Clay and Mark Schellenberger, will be appointed by the current Board of Directors prior to the resignations, to take office upon the effective date of such resignations to serve until their respective successors are elected and qualify.

As a result of the actions described above, and described under the caption "Introduction", designees of Thomas Clay and Mark Schellenberger will constitute a majority of the Board of Directors. However, as of the date of this Information Statement, there has been no change in control of the registrant.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the number of shares of Common Stock beneficially owned (a) as of the date of this Information Statement and (b) after the closing of the transactions contemplated by the Stock Purchase Agreement by: (i) those persons or groups known to the Company who will beneficially own more than 5% of the Company's Common Stock; (ii) each director and director nominee; (iii) each executive officer whose compensation exceeded $100,000 in the year ended
December 31, 1999; (iv) each executive officer of the Company to assume office after the closing; and, (v) all directors and executive officers as a group. The information is determined in accordance with Rule 13d-3 promulgated under the Exchange Act based upon information furnished by persons listed or contained in filings made by them with the SEC. Except as indicated below, the stockholders listed possess sole voting and investment power with respect to their shares.

--------

(1)This number reflects the issuance of 500,000 shares to Richard Surber (see Summary Compensation Table, page 6) and the anticipated cancellation of 200,000 shares by A-Z Professional Consultants, Inc. pursuant to and agreement with the Company.

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



                                                       AS OF THE DATE OF THIS                            AS OF THE CLOSING OF THE
                                                      INFORMATION STATEMENT(2)                         STOCK PURCHASE AGREEMENT(3)
                                                      ------------------------                         ---------------------------
                                                 AMOUNT AND                                        AMOUNT AND
            NAME OF BENEFICIAL                    NATURE OF                PERCENT                  NATURE OF               PERCENT
                  OWNER                      BENEFICIAL OWNER              OF CLASS              BENEFICIAL OWNER           OF CLASS
------------------------------------------------------------------------------------------------------------------------------------

A-Z Professional Consultants, Inc.
268 West 400 South Suite 300                     9,625,000                  87.9%                    9,425,000                 26.7%
Salt Lake City, Utah 84101

Richard D. Surber(4)
268 West 400 South, Suite 302                      500,000                   4.3%                      500,000                  1.4%
Salt Lake City, Utah 84101

BonnieJean C. Tippetts(5)
268 West 400 South, Suite 300                    9,625,000                  87.9%                    9,425,000                 26.7%
Salt Lake City, Utah 84101

Allen Z. Wolfson(5)
268 West 400 South, Suite 300                    9,625,000                  87.9%                    9,425,000                 26.7%
Salt Lake City, Utah 84101

Thomas Clay
3607 E. Bay Drive                                    0                         0%                   12,000,000                   34%
Bradenton Beach, Florida 34217

Mark Schellenberger
166 A Radio Road                                     0                         0%                   12,000,000                   34%
Tuckerton, New Jersey 08087

All Executive Officers and                      10,125,000                  88.4%                   24,000,000                   68%
Directors as a group(2 persons)
------------------------------------------------------------------------------------------------------------------------------------

---------------------

(2)Based on shares outstanding as of the date of this Information Statement.

(3)These percentages are based upon the total outstanding shares totaling 35,243,565 shares of common stock after the issuance of 24,000,000 shares, pursuant to the Stock Purchase Agreement and closing, and cancellation of 200,000 shares presently owned by A-Z Professional Consultants, Inc. at closing and including 500,000 shares to be issued to Richard D. Surber pursuant to a Compensation Agreement with the Company.

(4)Richard D. Surber has the right, pursuant to a written Compensation Agreement with the Company, to receive 500,000 shares of the Company's common stock for services he rendered to the Company while serving as its president for the period September 17, 1999 to March 17, 2000.

(5)The shares owned by A-Z Professional Consultants, Inc. are attributed to BonnieJean C. Tippetts as president of the A-Z Professional Consultants, Inc., and Allen Z. Wolfson, 100% owner of A-Z Professional Consultants, Inc.

                        DIRECTORS AND EXECUTIVE OFFICERS

The Stock Purchase Agreement provides, in part, that effective as of the closing of the transactions contemplated thereby, Richard Surber and BonnieJean C. Tippetts will resign as directors of the Company, and that Thomas Clay and Mark Schellenberger will be appointed as new directors to fill the vacancies created by the resignations. The following table sets forth information regarding the Company's current executive officers and directors and the proposed executive officers and directors of the Company after the closing. If any proposed director listed in the table below should become unavailable for any reason, which is not anticipated by any of the parties to the Stock Purchase Agreement, the directors of the Board will vote for any substitute nominee or nominees who may be selected by Thomas Clay and Mark Schellenberger prior to the closing. The Stock Purchase Agreement provides that Thomas Clay and Mark Schellenberger be selected as designees to fill the vacancies of the Board of Directors upon closing. The information below, regarding Mr. Clay and Mr. Schellenberger, is based on information in the Stock Purchase Agreement and otherwise based on information supplied to the Company by Thomas Clay and Mark Schellenberger, including their names, ages, principal occupations for the past five years, and their directorships with other corporations.

                    Current Executive Officers and Directors

           NAME              AGE                  POSITION
           ----              ---                  --------
    Richard D. Surber        27             President and Director
  BonnieJean C. Tippetts     58           Vice President and Director



           Proposed Executive Officers and Directors after the Closing

           NAME              AGE                  POSITION
           ----              ---                  --------
       Thomas Clay           35            President and Director
   Mark Schellenberger       35        Vice President, Secretary and Director

Richard D. Surber, 27, graduated from the University of Utah with a Bachelor of Science degree in Finance and then with a Juris Doctorate with an emphasis in corporate law; including securities, taxation, and bankruptcy. He has been an officer and director of several public companies which include: CyberAmerica Corporation, (OTCBB:CYAA) (president and director from 1992 to the present). CyberAmerica Corporation is a holding company whose subsidiaries invest in real estate and provide financial consulting services; Kelly's Coffee, Group, Inc., is a shell company whose plan is to acquire an unidentified company (president and director from May, 1999 to the present). Innovative Property Development Corporation ("IPDC"), N.K.A. China Mall USA.com., Inc. was a former subsidiary of CyberAmerica Corporation, it currently is a non reporting Chinese Internet company (president and director 1992 to June, 1999). Eurotronics Corporation, F.K.A. Hamilton Exploration, Inc., was a shell company, (president and director 1994-1996), its current operations if any are not known. Area Investment
Development  Company,   which  was  a  shell  company  (president  and  director
1994-1996), has recently acquired an Internet company whose content revolves around religious events. Youthline USA, Inc., F.K.A. Ult-i-Med Health Centers, Inc., a reporting shell company that acquired an educational company which distributes education newspapers to children in grades K-12 (secretary and director from April 6, 1999 to July 29,1999). Premier Brands, Inc., was and remains a shell company (president and director April, 1998 - September, 1998)

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and Golden  Opportunity  Development  Corporation,  a wholly owned subsidiary of
CyberAmerica Corporation, (president and director from September, 1999 to present). Its operations consist of operating a 324 room hotel in Baton Rouge, Louisiana. Mr. Surber is also the President and a Director of several private shell companies that intend to become fully reporting public companies. Mr. Surber began his term as the Company's President and a Director on September 17, 1999.

BonnieJean C. Tippetts, 58, was appointed a Vice President, Secretary and Director of the Company on November 17, 1999. Since 1991, Ms. Tippetts has been employed by Canton Financial Services Corporation, a business and consulting firm and a sibling corporation to CyberAmerica Corporation. Ms. Tippetts has over 30 years of experience in the business field. Her corporate experience includes starting, purchasing, operating and selling various businesses. She has been President or Director of more than a dozen corporations over the past 30 years. She is currently the President of A-Z Professional Consultants, Inc., a management and corporate consulting firm. Ms. Tippetts earned a Bachelor of Arts degree from Lewis & Clark College in Portland, Oregon in 1960; obtained a Bachelor of Science degree from Brigham Young University in Provo, Utah in 1965; and was awarded a Master of Arts degree from the University of Northern Colorado in Greeley, Colorado in 1970.

Thomas Clay, 35, founded Alternative Publishing in 1989. In 1992 he co-founded Mega900 Communications. In 1994 he started PowerNet Internet Publishing to be an Internet-only publishing company. From 1994 to 1999 the PowerNet company has created well over 40 web sites. In 1999 he co-founded and developed Value Plus Marketing to be an exclusive Internet holding company. Some of the Value Plus Marketing, Inc.'s holdings include the Chattown.com Network as well as another 25 websites.

Mark  Schellenberger,   35,  has  a  background  in  visual  communications  and
marketing. In 1990 he co-founded Value Plus Marketing Co., a marketing and advertising company. In 1994 he joined Thomas Clay to form the basis of the PowerNet Internet Publishing company. In 1999 he co-founded and developed Value Plus Marketing to be an exclusive Internet holding company.

                COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company's officers, directors and persons who beneficially own more than ten percent of a registered class of the Company's equity securities ("ten-percent stockholders") to file reports of ownership and changes in ownership with the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. Officers, directors and ten- percent stockholders also are required to furnish the Company with copies of all Section 16(a) forms they file. To the Company's knowledge, based solely on its review of the copies of such forms furnished to it, the Company believes that all Section 16(a) reporting requirements were complied with by the Company's officers and directors during the year ended December 31, 1999.

                             EXECUTIVE COMPENSATION

No compensation in excess of $100,000 was awarded to, earned by, or paid to any executive officer of the Company during the year 1999. The following table and the accompanying notes provide summary information for each of the last three fiscal years concerning cash and non-cash compensation paid or accrued by the Company's chief executive officer(s) for the past three years and each of the four other most highly compensated executive officers of the Company whose total salary and bonus exceeded $100,000.

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


                                            SUMMARY COMPENSATION TABLE

     Name and Year                  Annual Compensation                               Long Term Compensation
                                                                               Awards                     Payouts
                                                                               ------                     -------
                                                                     Restricted     Securities
Name and                                            Other Annual       Stock        Underlying       LTIP        All Other
Principal         Year      Salary       Bonus      Compensation      Award(s)       Options/      payouts      Compensation
Position                     ($)          ($)           ($)             ($)          SARs(#)         ($)            ($)
===============================================================================================================================

Richard           1999              -          -                 -             -               -           -   500,000 shares(6)
Surber,           1998              -          -                 -             -               -           -                 -
President         1997              -          -                 -             -               -           -                 -
---------------  ------- ------------  ---------  ----------------  ------------  --------------  ----------  ----------------
Mark J.           1999       $ 24,167          -                 -             -               -           -       $  100,000(7)
Newman,           1998       $140,000          -                 -             -         500,000           -       $    5,000(8)
Former            1997       $129,500    $13,000                 -             -               -           -       $    4,750(8)
President and
CEO
---------------  ------- ------------  ---------  ----------------  ------------  --------------  ----------  ----------------
Mark W.           1999              -          -                 -             -               -           -                 -
Reynolds,         1998       $101,000    $25,000                 -             -               -           -       $    5,000(9)
Former CFO        1997       $ 94,000    $12,500                 -             -               -           -       $    4,750(9)
and Secretary
---------------  ------- ------------  ---------  ----------------  ------------  --------------  ----------  ----------------
Paul J. Wilson,   1999              -          -                 -             -               -           -                 -
Former            1998       $207,750          -                 -             -               -           -       $    4,815(8)
President and     1997       $214,000          -                 -             -               -           -       $    4,750(8)
CEO
---------------  ------- ------------  ---------  ----------------  ------------  --------------  ----------  ----------------

             STANDING AUDIT, NOMINATING AND COMPENSATION COMMITTEES

At present, the Board of Directors has no standing audit, nominating or compensation committees or committees performing similar functions.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

On March 17, 2000, the Company entered into a Compensation Agreement with Richard Surber under which Mr. Surber would be compensated with five hundred thousand (500,000) shares of the Company's common stock. Such compensation is paid in return for services rendered during Mr. Surber's term as president of the Company.

On June 2, 1999, A-Z Professional Consultants, Inc., a Utah corporation ("A-Z"), entered into a Stock Acquisition Agreement ("Agreement") with CytRx . Pursuant to the Agreement A-Z purchased Nine Million Six Hundred Twenty-Five Thousand (9,625,000) shares of the common stock of the Company from CytRx for two Hundred fifty Thousand Dollars ($250,000) plus a cash payment equal to Eight-Seven point Five percent (87.5%) of the net liquid assets of the Company as reflected on its

------------------

(6)On March 17, 2000 the Company agreed to issue 500,000 shares of the Company's common stock to Richard D. Surber for services rendered to the Company during the period September 17, 1999 to March 17, 2000. The 500,000 shares listed are total compensation paid for the said six month period.

(7)Represents monies paid as part of a severance package upon sale of the Company by CytRx.

(8)Vaxcel's matching contribution to CytRx's 401(k) Plan during the period Vaxcel was a wholly owned subsidiary of CytRx. Vaxcel did not have a 401(k) Plan, but employees of Vaxcel were eligible to participate in CytRx's 401(k) Plan.

(9)CytRx's matching contribution to its 401(k) Plan

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financial  statement as of June 2, 1999. A-Z used funds from its working capital to purchase the 9,625,000 shares of the Company's common stock and a loan from the Company in the amount of $68,646. The 9,625,000 shares of the Company's common stock is equivalent to approximately 87.5% of the Company's issued and outstanding shares of its common stock. Consequently, A-Z has a majority interest in the Company's shares of common stock. By virtue of A-Z's purchase of the 9,625,000 shares of the Company's common stock, A-Z has effective control of the Company. The purchase of the majority interest in the Company was consummated on September 9, 1999.

In the last quarter of 1999, the Company forgave the $68,646 in exchange for services rendered in connection with A-Z's efforts in searching for a merger or acquisition candidate.

Upon the close of the Stock Purchase Agreement, Thomas Clay and Mark Schellenberger will each be issued 12,000,000 shares of the Company's Common Stock. Thomas Clay will be the president and a director of the Company and Mark Schellenberger will be the Vice President, Secretary, and a Director at closing.

                                LEGAL PROCEEDINGS

The company is not a party to any pending or to the best of its knowledge, any threatened legal proceedings. No director, officer or affiliate of the Company, or owner of record or of more than five percent (5%) of the securities of the Company, or any associate of any such director, officer or security holder is a party adverse to the Company or has a material interest adverse to the Company in reference to pending litigation.

SUBMITTED BY THE BOARD OF DIRECTORS

Richard D. Suber
BonnieJean Tippetts



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